Graubard Miller
                              The Chrysler Building
                              405 Lexington Avenue
                            NEW YORK, N.Y. 10174-1901
                                 (212) 818-8800
 facsimile direct                   dial number
(212) 818-8881                                                   (212) 818-8614

                                                              July 6, 2005

VIA EDGAR AND FEDERAL EXPRESS

John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, DC 20549

                  Re:      Origin Agritech Limited
                           Registration Statement on Form S-4
                           Filed on May 6, 2005
                           File No. 333-124709

Dear Sirs:

      On behalf of Origin Agritech Limited ("Agritech"), a wholly owned subsidiary of Chardan China Acquisition Corp. ("Chardan"), we respond as follows to the Staff's comments received on June 8, 2005 relating to the above-captioned registration statement. Captions and page references herein correspond to those set forth in your letter. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the responses to each comment immediately thereafter.

      Defined terms used in this letter have the meanings assigned to them in the registration statement.

General

1. We note the preliminary proxy statement on Schedule 14A filed by Chardan China on February 11, 2005. Please advise regarding your plans for this filing.

      By request of the Staff of the SEC, we resubmitted the transaction under cover of a Joint Proxy and Registration Statement on Form S-4. The body of the S-4 is substantially the same as the previously filed Schedule 14A. Specifically, the February 11, 2005 filing will not be used for solicitation purposes. Rather the S-4 will be used by Chardan as the solicitation document.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 2

2. Pursuant to Item 301 of Regulation S-K, in a table designed to facilitate comparison, please present historical and pro forma per share data of Origin and historical and equivalent pro forma per share date of Chardan for the following Items.

      o book value per share as of the date for which financial data is presented;

      o cash dividends declared per share for the periods for which financial data is presented; and

      o income (loss) per share from continuing operations for the periods for which financial data is presented.

      See Item 3 of Form S-4.

      There has been inserted on pages 18 and 21, the above requested data in the summaries of financial data.

3.    Please provide the disclosure required by Rule 14a-5(e) as required by
      Item 1(c) of Schedule 14A. See Item 18(a)(1) of Form S-4.

      This disclosure for the timing of submission of shareholder proposals to the company was provided on page 128 of the original filing and is currently on page 125 of the Form S-4.

4. Please provide the dealer prospectus delivery obligation on the outside back cover of the prospectus. See Item 502(b) of Regulation S-K.

      We have provided the dealer prospectus delivery obligation language on the outside back cover of the prospectus.

5.    Please provide the disclosure required by Item 510 of Regulation S-K.

      We have provided the disclosure required by Item 510 (SEC position on indemnification) on page 71 of the proxy statement/prospectus. There also has been expanded disclosure in the same section regarding the ability of Agritech to indemnify its directors, officers, and agents and the standard of care to which they are held.

6. We note that the shares to be issued to acquire the Origin Companies will be through a private placement. Please advise regarding the exemption you plan to rely upon and the facts supporting your reliance upon the exemption.

      State Harvest Holdings Limited, a British Virgin Islands company, currently is the consignment owner of the four Chinese operating companies. There are nine shareholders of State Harvest Holdings. Each of the nine shareholders executed the Stock Purchase Agreement on December 20, 2004. In Article III of the Stock Purchase Agreement, each of the nine shareholders made representations to Chardan that in respect of the shares of Agritech they were acquiring as part of the purchase price for the exchange of their shares of State Harvest Holdings, they were accredited investors, the shares were being acquired for investment and not resale or distribution, they received information sufficient to inform them about the transaction and Chardan/Agritech, including the SEC documents of Chardan, they understood that the shares would be restricted securities, and the certificates will bear a restrictive legend. None of the shares being issued to the nine persons are being registered or have registration rights. All the conditions to the exchange of securities were negotiated, and the consideration for the exchange fully determined on December 20, 2004, prior to any announcement by Chardan of the transaction or the filing of a registration statement by Agritech. On the basis of the representations of the nine shareholders, the issuance of the share portion of the consideration of the purchase price will be issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933.

Registration Fee Table

7. Please explain why you are registering 4.9 million shares of common stock underlying the units, when there are only 4.025 million units and each unit consists of only one common stock and two warrants. Also, please explain supplementally the calculation of the proposed maximum aggregate offering price for the shares of common stock underlying the warrants included in the units or revise.

      The fee table has been revised to clarify the registration of the Agritech securities to be issued in exchange for the Chardan securities. There were 4,025,000 units sold by Chardan in the initial public offering, including the units sold upon exercise of the over allotment option. Therefore, there are being registered, the 4,025,000 units, 4,025,000 shares underlying the units, 8,050,000 warrants underlying the units and 8,050,000 shares underlying the warrants.

      As of the date of this registration statement, there are also 875,000 shares outstanding which had been issued to the initial stockholders. They were previously incorrectly included in the share number underlying the units. There is now a new line item for the 875,000 shares and we have revised the fee to be paid. The fee is based on the current market price of the Chardan common stock.

      The amount under the Proposed Maximum aggregate Offering Price for the Warrants was recalculated and corrected. The filing fee was also corrected and increased.

      In revising the table of fees, we found several other errors in the calculations. These have been corrected and the additional registration

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 3

      fees paid.

Prospectus Cover Page

8.    Please disclose the title and amount of securities being registered. See
      Item 501(b)(2) of Regulation S-K.

      A new cover page has been created to meet the requirements of Item 501(b) and that page has been inserted before the table of contents.

9. Unless the listing on Nasdaq will occur concurrent with the effectiveness of this registration statement, please remove or relocate the disclosure regarding your application for listing on Nasdaq.

      It is our understanding that Nasdaq will be listing the Agritech securities concurrently with the completion of the acquisition of the Origin companies and merger of Chardan into Agritech. Chardan has made its application to Nasdaq and supplied all required and supplementally requested information. Chardan has been informed that there is nothing more required at this time for the application.

10. Please include the cross-reference to the risk factors section, as required by item 501(b)(5) of Regulation S-K.

      A cross reference to the risk factor section has been included in the new cover to the prospectus, which cover has been inserted before the table of contents.

11. We note the statement that the board of directors believes each action being voted on is in the best interests of the shareholders. Please clearly indicate whether you have obtained a fairness opinion.

      The letter to shareholders has been amended to indicate that no fairness opinion was obtained in respect of the acquisition of Origin or the redomestication merger. This statement also was added to page 36 under the Special Meeting description and at other appropriate places in the registration statement.

Inside Front and Outside Back Cover Page of Prospectus

12.   Please include the information required by Item 2 of Form S-4.

      On the inside front cover, below the Table of Contents, there has been added the information required by Item 2 of Form S-4, indicating that additional information is available on request and from where and by when to request it.

Questions and Answers about the Meeting, page v

13. In the first question and answer, we note the disclosure of the four operating companies being Beijing Origin Seed Limited, Henan Origin Seed Cotton Technology Development Limited, Changchun Origin Seed Technology Development Limited and Beijing Origin State Harvest Technology Limited. Please reconcile this disclosure with the companies in "Information about the Origin Parties" on page 70, the MD&A section on page 79 and Note 1 to the consolidated financial statements of State Harvest Holdings Limited.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 4

      The names of the Chinese operating companies have been corrected to be the same in all the above identified locations in "Questions and Answers about the Meeting," "Information about the Origin Parties," "MD&A" and "Note 1."

14. In the second question, in regards to why Chardan is proposing the redomestication merger, we note the answer that "Chardan is proposing the reincorporation of itself into a company formed under the laws of British Virgin Islands to attempt to secure future tax benefits for the stockholders." Please clarify the tax benefit to the company or the stockholders.

      The tax aspects of the redomestication merger have been clarified and expanded on the first page of the questions and answers of the proxy statement/prospectus.

15. On page vi, in the answer to the question "How will the redomestication merger be accomplished," please further explain the last sentence in your answer that "[y]our ownership interest of Agritech will be reduced by the issuance of shares in the acquisition of the Origin Operating Companies."

      We removed the last two sentences of the answer on page 3 because they do not directly answer the question about the accomplishment of the redomestication merger. The dilutive effect of the consideration share issuance under the stock purchase agreement is noted in a subsequent question and answer.

Summary, page 1

The Companies - Chardan, page 1

16. Please advise us whether the underwriter's over allotment option was fully exercised.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 5

      The underwriter's overallotment option was fully exercised at the time of the IPO.

17. On page one, please explain the $714,000 to be used by Chardan to pay expenses incurred in its pursuit of a business combination. Please discuss elsewhere in the prospectus the anticipated use of proceeds not held in trust as stated in the Form S-1 by Chardan and then discuss the actual use of proceeds not held in trust. Please explain the reason for any difference in the actual use of proceeds from the anticipated use of proceeds. We may have further comment.

      There has been added disclosure at page 7 and in the MD&A of Chardan at page 104 as to the use of the monies reserved to pay expenses of Chardan prior to the business combination and an explanation of why the funds not held in the trust account was insufficient.

The Origin Parties. page l

18. Please describe whether Origin currently has control of the stock of the four Origin Operating Companies. Please explain when Origin received control over the companies or when Origin will receive control over the companies. Please explain how Origin will "own" the stock of the four Origin Operating Companies. In this section, it may be helpful to explain the validity of this arrangement under Chinese law. Please see our comment under "Stock Consignment Agreement."

      There has been added to page 8 of the Summary a brief description of the consignment agreements and the reasons for their being entered into by Beijing Origin, Changchun Origin and Henan Origin. (Origin Biotechnology is wholly owned by Origin, therefore, a consignment agreement is unnecessary for that company.) In addition, disclosure has been added indicating that the enforceability of the agreements has been passed upon by both counsel to the Origin Parties and to Chardan.

      Please note, the use of consignment agreements has been used by other companies, including Shanda Interactive Entertainment Limited and Sina Corporation, and such agreements are similar to nominee agreements used in many European corporate situations.

19. Please name the individual that will own the remaining 2.04% of Henan Origin Cotton Technology Development Limited.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 6

      The name of the individual that owns the 2.04% of Henan Origin has been added to the description of the ownerships of the Origin Operating Companies on page 8 of the proxy statement/prospectus.

20. Please provide the basis for the statement that the corn seeds sold by the Origin Operating Companies "represent roughly 3.75% of the total corn seed market in China."

      Since Origin has not provided adequate supporting documentation to support the calculation of its sales as a percent of all corn sales, this claim has been removed.

21. Please describe the principal terms of the Technology Service Agreements in this section or in another appropriate section. The agreements may need to be filed as exhibits.

      There has been added a section at page 61 describing the Technology Service Agreements. The form of Technology Service Agreement is being filed as an exhibit.

The Business Combination, page 2

22.   In the first sentence of page three, please describe their "designees."

      We have clarified that the designee of the selling shareholders is A Plus Resources Limited, a British Virgin Islands corporation. That designee is a company owned by a Chinese individual, Ms. Sun Baogung, and the company provided financial advisory services to the Origin Parties.

Appraisal Rights, page 5

23.   Please include a cross-reference to the information provided pursuant to
      Item 18 or 19 of this Form, as required by Item 3(j) of Form S-4.

      There has been added a cross reference on page 36 to the more complete discussion of appraisal rights which is located at pages 62 to 64. There has also been added a cross reference to Annex I, the copy of the Delaware corporate law relating to appraisal rights.

Interests of Chardan Directors and Officers in the Stock Purchase, page 6

24. Please describe the principal terms of the agreement between Origin and Chardan Capital LLC. Please describe the services that Chardan Capital will provide and include the total value of the contract to Chardan. Also, explain if the only business of Chardan Capital LLC is to provide these services to Origin. In addition, please describe the negotiations of this agreement. Please file the agreement as an exhibit.

      There is no written agreement for the proposed consulting services to be performed by Chardan Capital LLC after the stock purchase consummation. We have consulted with the Origin Parties and Chardan Capital about the scope of the consulting services intended to be performed and described it on page 41. Chardan Capital LLC does have and will have in the future other clients for which its principals will provide services. This has been conformed elsewhere in the registration statement.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 7

25. Please describe the amount of the termination fee payable to the Origin stockholders.

      There has been added a sentence to the termination payment section on page 16 indicating that the previously disclosed $1,000,000 due to the Origin Stockholders as a termination payment will be pro rated among the obligated founding Chardan stockholders, whose names are listed in the section, based on their original holdings of the initial 875,000 shares issued to them. This has been conformed elsewhere in the registration statement.

Conditions to the Completion of the Stock Purchase, page 6

26. We note the disclosure that a condition of the stock purchase is that management must determine that the fair market value of Origin is at least 80% of the net assets of Chardan. Please disclose whether this determination has been made and how this was made. If a third party opinion was obtained regarding the value of Origin, please disclose. We may have further comment.

      There has been added to the section entitled "Board Consideration and Approval of Transaction" a new subsection, "Satisfaction of 80% Test. This may be found on page 45. This section discusses the board's use of an overall method of evaluation based on a comparative price/earnings analysis, discounted cash flow analysis and asset evaluation of the Origin Operating Companies, and each test determined that the value of the Origin Operating Companies was in excess of 80% of the assets of Chardan. It is also disclosed that the board believed that it was qualified to make this analysis without resort to independent investment bankers or business evaluators because of the skills of some of its individual members of the board who performed the analysis.

      We believe that it is more appropriate to include this discussion in the Board Consideration section rather than in the section that summarizes the terms of the contract.

27. We note another condition that there must not be less than $20 million in Chardan's trust account. Please disclose the percent of investors who could seek return of their money from escrow that would result in this condition not being met. If is it less than the 20% discussed elsewhere, consider revising the disclosure to discuss this condition, each time you refer to the 20% requirement.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 8

      The above mentioned reference to a minimum balance held in the trust fund has been eliminated from the proxy statement/prospectus. This was incorrectly described. The condition concerning the trust account is only the requirement that no more than 20% be used for redemption.

Market Price Information, page 15

28. Please explain the reference to December 31, 2005. Also, please provide; the closing price on the last trading day before the announcement of the stock purchase agreement.

      The reference to December 31, 2005 was a mistake and it has been corrected to the year 2004. The closing price on the last trading day before the announcement of the stock purchase agreement has been inserted.

Risk Factors, page 16

29. The subheadings of several of your risk factors merely state facts or uncertainties and do not adequately reflect the risks that follow. Please revise your subheadings to succinctly state the risks you discuss in the text. For example, please refer to risk factors 5, 11, 13 and 22.

      All the subheadings of the risk factors have been reviewed and many of them modified to state the risks more directly and reflect the discussion of the risk.

30. To the extent possible, please avoid the generic conclusions you reach in several of your risk factors that the risk discussed could "negatively affect," "adversely affect" or have an "adverse affect" on business, revenues or other similar matters. Instead, replace this language with more specific disclosure of how your financial condition would be affected and place the risk in context by making the magnitude of the risk clear. For instance, see risk factors 2, 5, 6, 8, 9, 10, 12, 14, 15, 16, and 21.
      Please describe specifically the impact that the risks mentioned might have on your business.

      All the risk factors have been reviewed and modified where appropriate to eliminate generic conclusions and indicate the specific impact on the business.

31. In risk factor 11, we note that the company makes many assertions regarding market conditions. Please provide us with reasonable support for the assertions and summarize the support later in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found. if the information is not readily available to the public, please file the third party's consent to being named in the prospectus and to the summary contained in the disclosure.

      Risk factor 11 has been redrafted to eliminate assertions about the industry in China and focus the risk on the sources of competition.

32. In risk factor 17, it appears that the risk described in the narrative that the stock consignment agreements may be unenforceable is a separate risk from the, risk described in the subheading that the stock assignment agreements may require enforcement action by Origin to assert its rights. Please separate the risks and expand to discuss the risk to investors should the stock assignment agreement be unenforceable. Also it appears that this is an important risk that could be discussed at the beginning of the Risk Factor section. Please revise.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 9

      Former risk factor 17 has been redrafted and relocated to the head of the risk factors on page 24. The risk of enforcement and the consequences of not being enforced as written have been made clearer.

33. Please include risk factors regarding the large amount of additional payments to be made to the Origin Stockholders under the stock purchase agreement and the possible dilution to shareholders from the issuance of a large amount of shares issued to the Origin Stockholders under the earn out agreement in the stock purchase agreement.

      Additional risks have been added on page 30 to discuss the additional stock and cash payments that may be paid to the Origin Stockholders.

34. It maybe helpful to include a risk factor regarding any difficulties in the repatriation of profits from companies located in China.

      A risk factor has been added on page 28 regarding repatriation of profits. However, Chinese counsel has indicated that currently there is no limitation on repatriation so this is not an important risk and is placed near the end of the section.

Forward-Looking Statements, page 23

35. Please clarify the disclosure that the safe harbors for forward-looking statements included in the Securities Act and Securities Exchange Act do not apply to statements made in your Form S-4.

      There has been added disclosure to the section on "Forward Looking Statements" indicating that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to the statements made in the proxy statement/prospectus.

Votes Required, page 27

36.   Please include the record date.

      Because the proxy statement/prospectus is subject to review by the Staff which may take additional time, the record date has not yet been set by the board of directors of Chardan. Once we have consulted with the Staff as to the timing of effectiveness, the board will meet to set the record and meeting dates.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 10

Background of the Stock Purchase, page 29

37. Please disclose the date the company or any affiliates of the company had initial contact with Best of the Best or its principals to provide services for Chardan. Please describe the negotiations between Best of the Best and Chardan or its affiliates in engaging Best of the Best services including the timing of those negotiations. Please disclose when any agreements, preliminary or otherwise, were entered into between Best of the Best and Chardan or its affiliates and describe the principal terms of the agreements, including fees. Please file all agreements between Best of the Best and Chardan or its affiliates as exhibits.

      Disclosure has been added on pages 37-38 indicating when Chardan first approached Best of the Best, how it knew of Best of the Best when they reached an agreement and the terms of the consulting agreement. Chardan has filed the consulting agreement with Best of the Best as an exhibit to the registration statement.

38. Please disclose when Best of the Best first began seeking possible acquisition targets and when it first presented possible acquisition companies to Chardan or its affiliates. Please describe the process, including dates, from when Best of the Best first mentioned or presented any acquisition companies to Chardan or its affiliates to when Chardan commenced negotiations with one potential target company in May 2004.

      Disclosure has been added on pages 37-38 indicating when Best of the Best first began identifying possible acquisition targets and when it first presented a possible acquisition target to Chardan. Also disclosed is when Chardan commenced negotiations with the first potential target company.

39. We note the disclosure "[i]n April 2004, Chardan commenced its efforts to locate a company with which to effect a business combination." Please describe in detail the efforts made by Chardan.

      Disclosure has been added on pages 37-38 to discuss the efforts made by Chardan.

40. On page 30, please disclose when Chardan or it affiliates first entered into discussions with Origin or its affiliates regarding a business combination.

      Disclosure has been added on page 38 as to when Chardan first had discussions with the Origin Parties regarding a business combination.

Board Consideration of Approval of Transaction, page 31

41.   In the second paragraph under this section, please name the consultants.

      The name of the consultants, Best of the Best, has been inserted on page 37 and thereafter.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 11

Chardan's Reasons for the Stock Purchase and Recommendation of the Chardan Board, page 32

42. We note the disclosure that "[t]hree of the directors are currently principals in a strategic financial and management consulting company that focuses on identifying attractive Chinese companies and in structuring transactions involving those companies." Please identify the three directors and the management consulting company. Also disclose any possible conflicts of interest.

      The three directors who are principals in a strategic financial and management consulting company have been identified on page 41. Their consulting firm is Chardan Capital LLC. There are no additional conflicts to those that have been disclosed in the conflicts sections.

43. On page 33, you state Origin "has experienced annual revenue growth of greater than 40% for the past three years." However, we note 2002 revenue increased only 32% over 2001. Also, it is not clear what periods this statement refers to. Please revise to clarify.

      This discussion about the annual revenue growth has been revised to make clear that it is an average of 30% over the aggregate period of three years and where it appears elsewhere.

44. On pages 33 and 72, you discuss projected revenues for 2005. As discussed in Regulation S-K, Item 10(b), discussion of projections of future economic performance is encouraged as long as management has a reasonable basis and the projections are presented in an appropriate format. Please explain your basis for assessing future performance, including the key assumptions underlying the projections, or revise to eliminate these projections.

      Management has a reasonable basis for its projections. Origin receives a large number of its orders in the period August to October for the next year's growing season. In addition, these orders are accompanied by a deposit. Origin's experience has been that most of the orders are maintained, therefore it has been able to estimate the next year's revenues with some certainty. This is the basis for the estimates used in the registration statement. This basis has been disclosed on pages 41-42.

45. On page 33 you disclose that Origin devotes approximately 5% of annual revenue to research and development. Based on the research and development costs presented on the income statement it appears that less than 3% of revenues have been spent on research and development for the years ended December 31, 2004 and 2003. Please advise or revise.

      The discussion on page 41 of the amount expended on research and development has been revised to make clear that 5% is budgeted based on the revenue of the prior year and the estimate for the next year, but because Origin has experienced increasing revenues in recent years, the actual amount spent is more in the range of 3%.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 12

46. We note that parts of this section and the "Information about the Origins Parties" section appear promotional, rather than factual, and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. For example we note the statements on page 34 such as "few of them are developing and producing advanced hybrid seeds that offer the advantage that Origin's hybrid seeds do." Please provide reasonable support for the promotional statements in the prospectus. If a reasonable basis cannot be provided, the statements should be removed.

      This section and the section "Information about the Origin Parties" has been reviewed and promotional statements have been removed.

47. On page 36, we note the disclosure that "[t]he board of directors also considered the restrictions on how a foreign company may own and control Chinese companies in restricted industries. They believed that the restrictions and use of control agreements was an acceptable business strategy to obtain an acquisition opportunity in China." Please describe this business strategy and discuss the validity of this structuring of ownership under Chinese law. Please explain whether the board of directors consulted with or received an opinion from attorneys that are licensed under Chinese law to base their opinion that the control agreements were valid under Chinese law. Also describe whether the board of directors received an opinion from the appropriate Chinese authorities that the control agreements were valid under Chinese law. Also explain how this is an acquisition or ownership of the companies when it appears to only provide contractual control over the companies.

      On page 45, there has been added discussion of the factors that the board considered in accepting the structure of the acquisition by means of the consignment agreements between Origin and the stockholders of the three Origin Operating Companies. The basis for their decision included consultations with Chardan's Chinese counsel and the provision for an opinion at closing about the validity and enforceability of the agreements. It also has correspondence from counsel for Origin relating to the enforceability of the consignment agreements. It also looked at other transactions that were structured similarly as a further reference to efficacy of using consignment agreements. Disclosure has been added with respect to the foregoing and that this is an acquisition because the shares are not transferable by the consignor without permission from Chardan, and title will spring into the name of Chardan if and when there may be a transfer. We are not aware of any process for obtaining an opinion from appropriate Chinese authorities that the control agreements are valid under Chinese law, so nothing has been added to the proxy statement/prospectus as to your comment.

Purchase Price, Page 39

48. We note that $10 million will be paid at the closing to the Origin Stockholders. We note that an additional $15 million could be paid to the Origin Stockholders. If the proposals are approved, please describe how the funds in the trust will be used after the release of the funds to the company. Will the funds from the trust alter the $10 million payment to the Origin Stockholders be used for corporate purposes? Will any funds be set aside for payment of the additional $15 million? We note that the payments of $10 million and $15 million to the Origin Stockholders are more than the amount of funds currently held in escrow. How would the company pay the additional S 15 million payments? Please explain.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 13

      The funds in the trust account will be used first to pay the $10 million due to the Chinese stockholders of State Harvest the cash portion of the purchase price of their shares. The balance of the trust fund will be used for working capital, including operational expenses of the combined company. The additional $15 million of consideration is an earn-out. If the company raises additional capital from new financings or from an exercise of the warrants, or from earnings, additional payments will be made from either the new capital or the corporate earnings pursuant to the described formulas and limitations. The use of the funds in the trust account and the source of the funds for the $15 million aggregate payment have been made clearer in the letter to stockholders and on page 48.

Conditions to the Completion of the Acquisition. page 46

49. On page 47, we note the disclosure that "each of Dr. Han and Messrs. Yang and Yuan will have entered into the employment agreement with Origin." In the registration statement, please disclose the principal terms of the employment agreements. Please file any preliminary employment agreements as exhibits.

      On pages 51 and 110, the terms of the employment agreements are discussed. All of the agreements are the same, and the description of each agreement has been combined because of the sameness. The forms of agreements have been filed as Exhibits to the Registration Statement.

Stock Consignment Agreement, page 49

50. Please describe the parties that entered into the stock consignment agreement and further describe the principal terms of the agreements. Please describe the duration of the stock purchase agreement. We note that
      Note 1 to the State Harvest Holdings Limited consolidated financial statements states that the Consignment Agreement is valid for three years. Please describe the rights of Origin in the Variable Interest Entities or Origin Operating Companies upon the termination of the agreement. Also,
      Note 1 states that Origin has the option to acquire the entire interest of the Variable Interest Entities or Origin Operating Companies. Please explain and include any related additional payments to acquire the entire interest or to extend the agreement beyond three years. Please file the stock consignment agreement as an exhibit.

      The disclosure on pages 59 and 60 has been expanded to describe additional aspects of the consignment agreements, disclosing the different parties to the different agreements, and clarifying the termination provision. The term of the agreement is initially three years but it is automatically renewed unless BOTH parties agree to its termination or if one party is in default. Since Origin is the beneficiary of the agreement and has very few, if any, obligations under the agreement, there is little likelihood that a consigning person could declare a breach. We previously indicated that there are no payments due to the consigning shareholders after the initial payment, including for subsequent transfers as restrictions on transfer of title are lifted. We have further changed Note 1 to the Origin financials to make clear that the full transfer of ownership occurs when PRC law permits and we have removed the reference to an option, which is not the case under the consignment agreements.

      The form of the Consignment Agreements have been filed with the registration statement as an exhibit.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 14

51. We note the disclosure that "Chardan is not aware of any cases where these types of stock consignment agreements have been interpreted by Chinese courts." It may be helpful here to explain whether the company or the board of directors has received an opinion from a licensed Chinese attorney or from the appropriate Chinese authorities that the control agreements were an acceptable arrangement under Chinese law. Also a Chinese lawyer or the Chinese authorities could provide information as to whether these arrangements have been acceptable in other restricted industries under Chinese law.

      See the response to comment 47 above.

Chardan 2005 Performance Equity Plan, page, 61

52.   Please include the following information:

      o Please indicate the approximate number of persons that will be eligible to participate in the plan.

      o If determinable, please include the table as described in Item 10(a)(2) of Schedule 14A.

      o If determinable, please include the information required by Item l0(b)(2)(ii) of Schedule 14A.

      There has been added disclosure at page 73 about the general group of Agritech, Origin and the Origin Operating Companies' employees that are eligible to receive awards under the 2005 Performance Equity Plan and that there is no reservation or allocation of awards for the executive officers. All awards will be subject to approval by the stock option committed or board of directors in accordance with the rules of the Nasdaq National Market listing.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 15

Information about the Origin Parties, page 70

53. Please include a section which discusses the formation of Agritech, including the date of formation.

      There was added a statement in the questions and answers and on page 37 that Agritech was formed as a subsidiary of Chardan for the purpose of the transaction and giving the date of formation.

54.   Please disclose the date organized for State Harvest Holdings Ltd.

      The date of formation of State Harvest was added at page 82 and in the Origin MD&A.

55. We note that Origin Operating Companies license certain hybrid seeds. If material, please disclose the material terms of these licensing agreements and file as exhibits.

      The license agreements for various varieties of seeds that Origin licenses are not material because Origin has a large number of its own seeds and licensed seeds and no one seed variety is material to its business and because the license fees are not significant. There has been added on page 84 disclosure to give an indication of the benefits of license arrangements that Origin has. Because these arrangements are not material, none of the agreements have been filed as exhibits.

56. We also note references to contractual research, partnering relationships and joint licensing agreements. Please disclose all material relationships and file as exhibits.

      See response to comment 55.

57. We note the distribution system. Please disclose the material terms of the distributor agreements and file a form agreement as an exhibit.

      The general terms of Origin's distribution agreement is disclosed at page
      86. Origin has a large number of these agreements and no one distributor party represents even 1% of the income of Origin. In addition, the specific terms will vary from distributor to distributor such that there is not a single form that would provide meaningful disclosure.

58. Please clarify your intellectual property. Explain how your portfolio of seed hybrids and varieties are protected. Please provide the disclosure required by Item 101(c)(iv) of Regulation S-K.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 16

      There has been added disclosure on pages 84 and 85 about Origin's specific patents and other registered intellectual property. A table of patents, description and term also has been inserted into this section.

59. We note the recent court action on page 73. Briefly discuss the facts of this case, the date of the action and the amount of damages awarded.

      There has been added to page 85 the date of the action and the amount of damages awarded. The point of the case is that the intellectual property rights of Origin were upheld and PRC law relating to the protection of seed varieties was enforced, not the amount of the damages.

60. We note that throughout this section the company makes many assertions regarding market conditions. Please provide us with reasonable support for the assertions and summarize the support in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found. If the; information is not readily available to the public, please file the third party's consent to being named in the prospectus and to the summary contained in the disclosure. For example,, we note the following:

      o "The structure of China's agricultural sector is very similar to that which existed in the United States at the time of our Industrial Revolution."

      o     "Most farms are family owned."

      o This highly fragmented agriculture industry has generally been serves by small, local seed suppliers etc."

      If you cannot provide us with adequate support for these assertions, you should delete them.

      This section has been reviewed and many of the statements have been eliminated or made upon the belief of management of Origin.

61. We note the disclosure that you have a strong track record of successfully processing applications for approval through the required agencies. Disclose the number of your products for which you have completed the process.

      On page 89 there was disclosure of how many applications were under review by the Chinese authorities and how many approvals were achieved in the original filing. This disclosure has been modified in an effort to make it clearer.

62. We note the disclosure that you are one of the eight largest seed companies. Please disclose your position in the industry, if known.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 17

      The position of the company amongst the largest seed companies in China has been eliminated.

63. Disclose the estimated amount spent on research and development during each of the last three fiscal years. See Item l01(c)(xi) of Regulation S-K.

      Disclosure of the amount spent on research and development during each of the last three years has been added to the section relating to intellectual property on page 85.

64. Please include the information for Origin as required by Item 201 of Regulation S-K.

      We do not understand the request for information for Origin under Item
      201. In connection with Item 201(a), Origin is a private company and its securities have never been traded, publicly or privately. In connection with Item 201(b), Origin has nine shareholders, each of whom has signed the stock purchase agreement which is an exhibit to the proxy statement/prospectus. All of the Origin Operating Companies are private companies, with shareholders less than nine persons in all cases. The names of these shareholders are disclosed in the table of consignment agreements. In connection with Item 201(c), Origin paid certain dividends which is disclosed elsewhere in the proxy statement/prospectus. In connection with Item 201(d), Origin and Agritech have no equity compensation plans. Agritech is seeking approval of an equity performance plan in the proxy statement/prospectus. In connection with the instruction relating to Item 201 concerning foreign private issuers, there are no governmental laws, decrees or regulations in the BVI that restrict the export or import of capital relating to Agritech. In addition, we have been informed by the lawyers for Origin that there are no limitations on the transfer of capital out of the PRC. We have noted in a risk factor that there are certain limits on the ability of a PRC company to pay dividends depending on the definition and calculation of retained earnings and local tax treatment, but these are similar to any corporate statute in the United States and the BVI. Moreover, because Agritech is an international corporation under the laws of the BVI there is no withholding provisions applicable to US shareholders under BVI law. Therefore, we do not believe there is any disclosure required by Item 201.

Origin's Commercial Product Development Network, page 73

65. It was disclosed that Origin "consistently expends approximately 5% of its gross income resources on research and development." Please revise to define gross income based on the income statement included in the financial statements.

      See response to comment 45 above. The disclosure has been revised to make the statement of the percentage clearer.

National Marketing and Distribution, page 74

66. Tell us how State Harvest accounts for the refund given to distributors at the end of the annual sales season in accordance with the significant accounting policies disclosed in Footnote 2 of the financial statements of State Harvest.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 18

      Origin does not provide any refunds. The company defers revenue until all sales return privileges lapse. This accounting treatment is reflected in Footnote 2 which was modified to make this clear.

Facilities, page 79

67.   Please provide the disclosure required by Item 102 of Regulation S-K.

      There has been added to the Facilities section of page 91, additional disclosure about the various facilities and an indication of their purpose.

Management's Discussion and Analysis of Financial Condition and Plan of
Operations

Overview, page 79

68. We believe your MD&A section could benefit from an expanded "Overview" section that offers investors an introductory understanding of Origin and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company's primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to:
      http://www.sec.gov/rules/interp/33-8350.htm.
      See also, Item 303 of Regulation S-K.

      The business overview of Origin at the beginning of MD&A has been expanded as suggested by the Staff.

Critical Accounting Policies, -page 79

69. Please expand disclosure to include your policies concerning the timing of recognition of subsidies (e.g. upon receipt, upon satisfaction of performance criteria).

      The disclosure has been revised to reflect the recognition of subsidies timing.

Results of Operations, page 80

Year Ended December 31 2004 Compared to Year Ended December 31, 2003, page 80

70.   Discuss the reasons for the increased sales of corn seed in 2004.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 19

      The reasons for the increased sales has been discussed in the 2004 and 2003 comparison.

71. Upon review of Note 2 to the financial statements, it appears the amortization of purchased technology rights and technology usage fees are included in cost of sales. Please revise the discussion of cost of sales to disclose this component and related amount, if material.

      The cost of sales disclosed has been revised to reflect the usage fees.

72. The disclosure of the components of selling and marketing expenses for the year ended December 31, 2004 totals approximately RMB 15,232,774 (US$1,840,485). Please expand the disclosure to include the remaining material components of selling and marketing expenses that comprised the RMB 20,389,786 (US$2,463,576) reported in the income statement. In addition, disclose the amounts for these components for the year ended December 31, 2003.

      The components of selling and marketing expenses have been disclosed.

73. Revise the variance explanations of general and administrative and research and development expenses to include the material components of each income statement line item for both periods and explanations of the increase or decrease of each component between periods. Refer to the Commission's guidance concerning Management's Discussion and Analysis and revise to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov/rules/inter/33-8350.htm.

      The variance explanations have been discussed in MD&A.

Year Ended December 31, 2003 Compared to Year Ended December 31. 2002, page 82

74. Please revise the MD&A discussion for these periods to address the above comments on the comparison between the years ended December 31, 2004 and 2003.

      The 2003 and 2004 MD&A has been revised to reflect the foregoing.

75. We note shipping costs were included in the variance explanations for cost of sales in 2003 and selling and marketing expenses in 2004. Revise the footnotes to the financial statements to disclose the accounting policies for shipping and handling and disclose the amount of such costs and the line items on the financial statements that include them. See paragraph 6 of EITF 00-10, Accounting for Shipping and Handling Fees and Costs.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 20

      The financial statement footnote on page F-11 has been revised to include an accounting policy footnote for shipping and handling costs.

76. Explain the reason for the higher cost of shipping discussed in the second paragraph of this section and quantify its impact on cost of sales. Also, the third paragraph mentions other factors, including higher salaries, increasing manufacturing costs, and a higher price per unit of purchased seeds as having an impact on gross margin. Explain the underlying causes of these other factors and quantify their effect on cost of sales.

      The higher shipping costs have been discussed and its impact.

Liquidity-and Capital Resources page 83

77. Please expand MD&A to include a discussion of the sources of capital loans, operating cash flow) the company will use to fund the plant and building construction.

      The liquidity and capital resources section has been amended to discuss the loans.

78. Revise to include a discussion supporting the 2004 to 2003 balance sheet variances in inventory, the amount due to growers, and deferred revenue.

      There has been included a discussion of the different variences.

79. Please include quantitative and qualitative disclosures about market risk as required by Item 305 of Regulation S-K.

      A section has been added to discuss the quantitative and qualitative aspects of market risk.

Directors and Management, page 99

80. We note the disclosure on page 6 that Dr. Richard Propper will serve as Executive Vice-President of Corporate Development. Please provide the disclosure required by Item 401 of Regulation S-K.

      Dr. Propper will not be an executive officer of the post-transaction company. To make this more clear to the reader, his title has been changed to Vice-President of Corporate Development. He will serve only in an advisory role in connection with the services that will be provided by Chardan Capital LLC. He will not receive any direct compensation for his activities; the payment for these services will be those disclosed as payable to Chardan Capital LLC under its consulting arrangement with the Company. Therefore, there has been no disclosure added pursuant to Regulation 401 of Regulation S-K.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 21

Executive Compensation, page 104

81.   We note there was no compensation paid in 2004. Please explain.

      Each of the officers of Chardan has agreed not to take any compensation for their activities in connection with the company prior to a business combination. These agreements were filed with the SEC as exhibits to the Form S-1 registration statement and are incorporated by reference in the S-4.

82. We note the disclosure on page 106 that "in March 2004, Chardan agreed to use its best efforts to obtain the agreement of the Origin Parties." Please provide greater disclosure regarding this agreement, including the specific date of the agreement. Please reconcile with disclosure elsewhere in the prospectus. We may have further comment.

      The parties discussed this provision concerning Best of the Best and modified their agreements to reduce the number of shares issued in the stock purchase and provide for the issuance of 200,000 shares to Best of the Best. The issuance to Best of the Best is disclosed on page 37 and the agreement is filed as an exhibit.

Certain Relationships and Related Transactions, page 106

83. Please include the disclosure regarding the payments to be made to Chardan Capital LLC for two years after the completion of the business combination.

      There has been added to page 121, disclosure about Dr. Propper's continuing role as a vice president and the engagement of Chardan Capital, LLC, similar to the disclosure of the conflicts sections (See response to comments 24 and 80, above). This agreement is not written and effectively may be cancelled at any time. Therefore no aggregate payment disclosure has been made in the registration statement.

84. We note the related party transactions in note 3 to the financial statements of State Harvest Holdings Ltd.

      Disclosure has been added to the Section, "Certain Relationships and Related Transactions" to describe the loans to the Origin executive officers and stockholders and the payments to and due from related parties in 2004, including Henan Agricultural University and Origin Biotechnology when it was owned by an officer of Origin.

85. Please name the promoters and provide the disclosure required by Item, 404(d) of Regulation S-K.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 24

      There has been added to the Section, "Security Ownership of Officer and Directors of Chardan" a statement of who may be considered "parents" and "promoters" of Agritech.

Beneficial Ownership of Securities page 107

86. For Sappling LLC, please provide the name(s) of the natural person(s) with voting or dispositive control over such company.

      Chardan officers have tried to contact Sappling LLC, to obtain the names of the persons with voting and dispositive control. Sappling has not responded. The disclosure in the proxy statement/prospectus is derived from the Form 13D filed by Sappling.

87. Please disclose in a footnote to the table the nature of the beneficial ownership of the shares held by Ms. Finger and Mr. Topkes. Does the amount in the table include the shares owned through First New York Securities LLC and Haystack Capital LP? Also, clarify whether these two individuals have dispositive control over these companies.

      When asked by Chardan to identify what shares Ms. Finger and Mr. Topkis own, Ms. Finger responded by saying that they did not own any shares, but only had the ability to trade the shares. Chardan has added language about the persons with voting and dispositive authority over the shares reported from Ms. Finger and Mr. Topkis, First New York Securities LLC and Haystack Capital LLC, derived from the Schedule 13D. No further information was forthcoming from the contact at these entities.

88. It appears that the warrants will be exercisable upon consummation of the merger. Please explain why the warrants are excluded from the table, since it appears the merger will be consummated within 60 days of the registration statement being declared effective.

      Because there are conditions to the consummation of the business combination with Origin, there is no certainty that the business combination will be completed. Because of the uncertainty of consummation, it is possible that the warrants will not be exercisable within 60 days of the registration statement effectiveness. Therefore, it is a proper presentation to exclude any reference to the warrants in the securities ownership table and the percentage of ownership. There has been noted the warrant ownership in the footnotes to the securities ownership table in cases where we are aware of the details of the warrant ownership. Also, since this is a proxy statement, the percentage calculation in the table more accurately reflects the voting power of an individual at the time of the meeting which will remain unaffected by the warrants because they are not exercisable until after the consummation of a business combination.

89.   Please state the relationship between Richard Propper and Kerry Propper.

      The father/son relationship of Richard Propper and Kerry Propper has been disclosed on page 121.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 25

Financial Statements

Consolidated Financial Statements of State Harvest Holdings Limited. -page F-1

90.   Revise the income statement to include revenues for each period presented.

      The revenue line has been revised to be included in the income statement.

91. Revise the financial statements to include earnings per share information and related disclosure in accordance with SFAS 128, Earnings per Share. Please update the Comparative Per Share Information disclosure on Page 14 with this information.

      The earnings per share information has been added to the financial statements and pro forma statements.

92. We note you recorded a reduction in retained earnings for the capital restructuring in 2003. Since this was a recapitalization and not a distribution of earnings, please explain why retained earnings was reduced, rather than recording a debit to additional paid-in capital for RMB 100,000,000.

      Under the regulations of the PRC governing corporations, in order for the Origin Operating Companies to recapitalize, they must transfer balances from retained earnings to the common shares balance.

93 Revise Note 1 to disclose the conversion of Beijing Origin from a private limited company to a joint stock company.

      The disclosure has been revised in accordance with the comment of the Staff.

94. Please expand the disclosure in Note 1 of the 97.96% voting right assignment to State Harvest to include a discussion of the terms of the purchase option, any renewal options at expiration and other pertinent details of the arrangement. Revise MD&A accordingly to reflect additional disclosure.

      These two sections have been revised as requested.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 26

95. You disclose in Note 1 that State Harvest is deemed the sole beneficiary of the Variable Interest Entities in accordance with FIN 46(R) considering its 97.96% assigned voting interest. Provide supplementally a thorough analysis to support this accounting treatment. In this discussion, include support for determination of the primary beneficiary and your analysis of expected losses and residual returns. Additionally, discuss the relationship, if any, between the assigning shareholder of the Variable Interest Entities and the shareholders of State Harvest.

      State Harvest believes it is the primary beneficiary of Beijing Origin because it holds all of Beijing Origin's variable interests through related parties. Each of these individuals is a related party of State Harvest as described in FIN 46 (revised) as defined below because they are acting as a de facto agent of the company. The de facto agent relationship is established through the consignment agreement under which individuals assign all of their rights as shareholders of Beijing Origin to State Harvest. Because there is no unrelated variable interest in Beijing Origin, State Harvest is the primary beneficiary.

Footnote 3 - Related Paris Balances and Transactions page F-l3

96. Please expand the disclosure of the technology usage fees to include the events that trigger payment of these fees (e.g. monthly fixed fee, based upon revenue recognized).

      The footnote has been revised to expand the disclosure as suggested.

Footnote 4 - Inventories, page-F-14

97. Please revise the disclosure of inventory to include separate captions and amounts for raw materials and work in progress.

      State Harvest does not believe the need to include separate captions and amounts for raw materials and work in progress as the amounts are insignificant.

Footnote 8 - Long-Term Investments, page F-15

98. Please expand the equity method and cost method disclosures to include respective descriptions of the business activities of Chuan Shi Ji Zhuan Ji Yin Technology Co., Ltd. and Shijiazhuang Li Yu Technology Development Co., Ltd. In your revised disclosure, include a discussion of any affiliations these companies may have with State Harvest.

      State Harvest has disclosed the affiliation with Shijiazhuang Li Yu in
      Note 3 on page F-13 and F-14. Other than the cost investment, there is no affiliation between the company and Chuan Shi Ji Zhuan Ji Yin Technology Co.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 27

Footnote 16 - Commitments and Contingencies pane F-21

99. Please revise the disclosure to include any commitments related to the Zhongguancun Life Science Park land development contract.

      The footnote has been revised to expand the disclosure as suggested.

General Comments

100. Your attention is directed to Item 3-12(g) of Regulation S-X and the need for updated financial statements and related disclosures.

      We believe that the financial statements of Origin do not have to be updated pursuant to the statement set forth in Subsection E, of Article IX
      - Financial Statements of other Entities, of the International Reporting and Disclosure Issues in the Division of Corporate Finance Statement which states that the age of financial statements of a foreign business can be the same as a foreign private issuer when the financial statements are provided in accordance with US GAAP. Therefore, the Origin financial statements as of December 31, 2004, which are audited, may be used without updating until September 30, 2005. We confirmed this with Mr. Terrance O'Brian of the staff of the SEC.

      There has been added to the end of the Financial Statement pages, starting at F- 41, the unaudited financial statements of Chardan for the three months ended March 31, 2005.

      Since there is no financial statement requirement for Origin to provide information after December 31, 2004, the pro forma financial statements for the combined company are as of December 31, 2004 for both Origin and Chardan. These cannot be updated because there is no more current information for Origin on which they may be presented.

101. Please provide a currently dated consent of the independent accountants with any amendment to the registration statement.

      There has been included in the exhibits to Amendment No. 1 current consents of Deloitte Touche Tohmatsu CPA Ltd. for Origin and Goldstein Golub Kessler LLP for Chardan.

Undertakings, page II-4

102.  Please provide the undertakings required by Item 512(a) of Regulation S-B.

      The undertakings required by Item 512(a) of Regulation S-B have been added to the registration statement on Form S-4.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 28

Exhibits

103. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements and exhibits. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to finish the staff with copies of omitted schedules maybe included in the exhibit index to the registration statement. After reviewing this list, we may have further comments.

      There has been filed a description of the schedules and exhibits to the Stock Purchase Agreement dated December 20, 2004 in the Exhibits to the registration statement on Form S-4, N0. 333-124709. There has also been filed an agreement to provide to the Staff or file in the registration statement or other SEC filing, such schedules and exhibits as requested to be provided or filed.

104. We note the disclosure that Origin has agreements to exercise control of the stock of the four Origin Operating Companies. We also note the technology service agreements between the three operating companies and Origin Biotechnology. Please file these agreements as exhibits and disclose the material terms of these agreements in the proxy statement/prospectus.

      There are agreements for the control of only three of the four Origin Operating Companies. Origin Biotechnology is owned by State Harvest. There has been filed the form of stock consignment agreement for all the stock to be subject to the agreements for each of the three companies and the different shareholders. The agreement is the same among all the parties except for the names and stock percentages, which are disclosed in the registration statement on Form S-4. There has also been filed the form of technology service agreement that each of Beijing Origin, Henan Origin and Changchun Origin has executed with Origin Biotechnology. Again, this agreement is the same for each of them. The terms of all of these agreements have been discussed where appropriate in the registration statement on Form S-4.

105. Please file an opinion of counsel as to this and all other material tax aspects of the offering. See Item 601(b)(8) of Regulation S-K.

      The tax opinion of Graubard Miller has been filed as Exhibit 8.1.

106. Please file executed copies of the following agreements: Stock Purchase Agreement; Memorandum of Association of Origin Argitech Limited; and Articles of Association of Origin Agritech Limited.

      As discussed with Mr. Kluck, the Annexes to the Proxy Statement/Prospectus have been amended to indicate that they have been signed.

Mr. John Reynolds
Securities and Exchange Commission
July 6, 2005
Page 29

Signatures

107. It appears that the registration statement needs to be signed by a majority of Agritech's board of directors and by its authorized representative in the United States. See Signatures, Instruction 1 on the Form S-4. Please revise in your next amendment.

      As discussed with Mr. Kluck, there has been added to the signature page an indication that Mr. Kerry Propper, the sole officer and director of Agritech, has signed on behalf of the registrant as the authorized representative in the United States for Agritech.

      If you have any further questions or comments based on our response set forth above, please contact me as soon as possible.

                                                     Very truly yours,

                                                     /s/ Andrew D. Hudders

                                                     Andrew D. Hudders